Via Facsimile and U.S. Mail
Mail Stop 6010

								December 20, 2005

Mr. Michael L. Browne
President and Chief Executive Officer
Harleysville Group Inc
355 Maple Avenue
Harleysville, PA   19438-2297

Re:	Harleysville Group Inc
	Form 10-K for the Fiscal Year Ended December 31, 2004
      File No. 0-14697

	We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 1, Business, page 1

Ten year development table, page 11

1. Please explain to us why you limited your reconciliation to gross in this table to the reserves only and did not include your deficiencies/redundancies on a gross basis. Please revise your presentation as appropriate and tell us how you will revise this disclosure.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and ..., page 21

Critical Accounting Policies, page 22

2. You indicate that you have had unrealized losses on airline enhanced equipment trust certificates (EETC) for more than twelve months but you believe the collateral is sufficient to recover your cost. Explain to us how you determine fair value of the EETCs and the collateral. Explain if and how fair value takes into account available collateral. Tell us when you invested in these securities and how long they have been in an unrealized loss position. Tell us if you have or had any other investments in EETCs and how you accounted for them, whether you impaired them or sold them and why.
Tell us how long the company intends to hold these investments.

Liabilities and Loss Settlement Expenses, page 22

3. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business:

* Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.
* Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves.
* Please disclose the actuarially determined ranges of loss reserve estimates by line of business in addition to the aggregate range disclosed on page 29.
* Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. Provide us revised disclosure.

Results of Operations pages 23 - 31

4. Please revise your analysis of the effect of a 1% change in estimated loss reserves on pre-tax income and provide the sensitivity analysis on a line of business basis instead of the current aggregate presentation. The analysis should focus on the effect of changes in significant factors considered key in establishing the reserves such as claim severity or others factors considered, on a line of business basis. Please consider disclosing this information under the critical accounting policies and estimates instead of the current presentation under results of operations. Provide us revised disclosure.

5. Based on the information disclosed included in the Business section on page 9 and on page 56 in Note 6 to the financial statements it appears that management significantly revised its estimate of loss reserves recorded in prior years. Please provide us revised Management`s Discussion and Analysis to explain the reason for this change in estimate. For each line of business, include the following disclosures:

* Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
* Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.
* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
* Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
* Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

Liquidity and Capital Resources, page 32

Contractual Obligations table, page 33

6. Please provide us a revised table that presents the liability for unpaid loss and loss settlement expense amounts gross and not net of the effect of estimated amounts for reinsurance recoverable. Furthermore, please include the company`s capital obligations, operating lease obligations, purchase obligations and interest on long term debt in the table, as it would appear that these liabilities represent future legal obligations of the Company and are material in the aggregate. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5)
of Regulation S-K.
Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 47

Exhibits 31.1 and 31.2 - Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

7. Please amend your certificates to acknowledge in paragraph 4 the registrant`s responsibility for establishing and maintaining internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Please refer to Release No. 33-8238, at http://www.sec.gov/rules/final/33-8238.htm.

*    *    *    *

       As appropriate, please amend your Form 10-K for the year ended
December 31, 2004 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679

      Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Mr. Michael L. Browne
Harleysville Group Inc
December 20, 2005
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